EXHIBIT 99.1

Press Release Dated July 21, 2011, Suncor Energy to Release Second Quarter 2011 Financial Results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2011 financial results

Calgary, Alberta (July 21, 2011) — Suncor Energy Inc. will release its second quarter financial results on Thursday, July 28, 2011 at 12:30 a.m. MDT (2:30 a.m. EDT).

Following the release, a teleconference to review the second quarter will be held at 7:30 a.m. MDT (9:30 a.m. EDT). Representing management will be Rick George, president and chief executive officer, Steve Williams, chief operating officer and Bart Demosky, chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, investor relations, will host the call.

To participate in the teleconference:

•                  if calling from North America:  1 877-240-9772

•                  if calling from outside North America: +1 416-340-8527

To participate in the conference via webcast, go to www.suncor.com/webcasts.

An archive of the conference call will be available until Aug. 11, 2011.

To access the archive:

•                  from North America:  1 800-408-3053 (pass code: 6338686)

•                  from outside North America: +1 905-694-9451 (pass code: 6338686)

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy Inc.
P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3
Website: www.suncor.com